TSX Venture:  RCT
OTCBB:  RCTFF

#1305 - 1090 W. Georgia Street, Vancouver, British Columbia, V6E 3V7, Phone: 604.685.9316, Fax: 604.683.1585

February 19, 2009

Mr. H. Roger Schwall
Assistant Director
United States Securities & Exchange Commission
100 F Street, NE
Washington, DC
20549-7010

Dear Mr. Schwall:

Re:     Rochester Resources Ltd.
Form 20-F for Fiscal Year Ended May 31, 2007
Filed November 30, 2007
File No. 0-30390

This is a response to your correspondence of February 11th, 2009 to our CFO, Mr. Jose Manuel Silva, on behalf of the Board of Directors.

First of all, we wish to apologize for our inability to respond to your comment letter.  This has been an issue of concern to us but circumstances have made it difficult to deal with your comment letter of May 8, 2008.  The principal reason for our inability to respond has been the focus of our resources on dealing with our operational matters.

The Board is reviewing with management to see when resources will be available to deal with the comment letter.  As of the date of this response, we cannot provide a definitive date and will be unable to do so until after we complete a subsequent financing.  We are working on a financing at this time and will respond again the first week of March when we expect to close the financing.

Yours very truly,

ROCHESTER RESOURCES LTD.

Per: /s/ Nick DeMare

           Nick DeMare
Director and Chairman

ND:as